UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

New Mountain Private Credit Fund

(Name of Issuer)

New Mountain Private Credit Fund

(Name of Person(s) Filing Statement)

Common Shares of Beneficial Interest
(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

John R. Kline

President and Chief Executive Officer

New Mountain Private Credit Fund

1633 Broadway, 48th Floor

New York, NY 10019

(212) 720-0300

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Steven B. Boehm, Esq.

Payam Siadatpour, Esq.

Eversheds Sutherland (US) LLP

700 6th Street, N.W.

Washington, DC 20001

May 1, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.

	☒	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on May 1, 2026 by New Mountain Private Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 2,055,589 of its outstanding common shares of beneficial interest (the “Shares”) at a price equal to the net asset value per Share as of June 30, 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This Amendment to the Statement is being filed pursuant to Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report promptly a material change to the information set forth in the Statement.

Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 amends and restates the items of the Statement that are being amended and restated hereby, and unaffected items and exhibits in the Statement are not included herein. This Amendment No. 1 should be read in conjunction with the Statement and the related Offer to Purchase as the same may be further amended or supplemented and filed with the Securities and Exchange Commission.

Item 5. Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer’s Securities.

(a)-(d)	Not applicable.

(e)	The Fund hereby supplements section (e) with the following:

Second quarter repurchases are estimated to be approximately 0.43% of shares outstanding as of March 31, 2026.1 The Fund will honor all tenders for the latest quarterly repurchase period, which ended June 1, 2026. We will disclose the final dollar value of repurchases in connection with the Offer in July (after determining net asset value as of June 30, 2026) as part of the Fund’s ordinary course filings.

[1]	Based on information received from the Fund’s transfer agent as of June 2, 2026. Repurchase amounts are not yet final and are subject to finalization with the Fund’s transfer agent.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW MOUNTAIN PRIVATE CREDIT FUND

Date: June 3, 2026	By:	/s/ John R. Kline
	Name:	John R. Kline
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit

107	Calculation of Filing Fee Table.

3